EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 25, 2011, relating to the consolidated financial statements of Dominion Resources, Inc. and subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), and the effectiveness of Dominion Resources, Inc.’s and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Dominion Resources, Inc. for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche

Richmond, Virginia
January 27, 2012